Exhibit 99.1

RADA Forecasts Revenues of $140 Million for 2022 and Presents its Medium-
Term Organic Revenue Goal of $250 Million

Targets organic growth to $250 million in revenue in 3-4 years with M&A as part of the growth strategy

NETANYA, Israel, January 17, 2022 -- RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA), a leading global provider of advanced software-defined tactical radars for the maneuver force, conducted an investor and analyst webinar on Tuesday, January 11, 2022, summarizing its recent performance, presenting its revenue guidance for 2022 and longer-term growth strategy.

The highlights of the webinar:

•	2021 was RADA’s best year ever, with revenue of $117 million, reflecting 54% YoY growth;

•
Total revenue guidance for 2022 is $140 million, up 20% YoY; which includes $90m in revenue from the U.S. with over-90% budget visibility and excludes any book-to-ship revenue, which provides upside to the guidance;

•	Targets over $250 million in organic revenue in 3-4 years, implying accelerating growth over the coming years;

•	APS revenues, which are not included in the 2022 guidance, are expected to provide meaningful contribution from 2023 onwards;

•	Non-U.S. derived revenues are expected to reach parity with that of U.S. sourced revenues by the end of 2024; and

•	M&A is expected to become an accretive part of RADA’s overall growth strategy in the near term.

The presentation material and the webinar audio recording are available on RADA’s investor relations sector of its web site on www.rada.com.

Dov Sella, RADA’s CEO, commented, “We were pleased to host our first analyst and investor webinar, providing expectations for the coming year as well as our longer-term targets, and we hope to make this a regular occurrence. We reiterated our Total Addressable Market (TAM) estimate of $6 billion over the coming decade, while half of it – the APS market – is expected to positively impact our revenues from 2023 and onwards. To date, we have only tapped a small portion of our overall addressable markets.”

Continued Mr. Sella, “We continue to be excited with our potential for strong growth in 2022. Our revenue guidance of $140 million has three contributing factors. The U.S. SHORAD and Point-Defense market is in the stabilization phase and 90% of our $90 million forecast for 2022 is incorporated in the defense budget line items, with some already in our backlog. Based on our multi-year $1bn pipeline of non-U.S.-based potential business, we expect revenues of $40 million from outside of the U.S. in 2022. Finally, avionics are expected to generate an additional $10 million of revenues in 2022.”

Concluded Mr. Sella, “Looking further out, we expect an acceleration in revenue growth starting in 2023 due to the APS segment. In addition, while non-U.S.-based revenues contributed a quarter of our revenue in 2021, we expect such revenues to accelerate in the coming years, reaching parity with our U.S. revenues by the end of 2024. Looking out longer-term, over the coming 3 to 4 years, our organic growth target is to surpass the $250 million revenue mark. In addition, we believe it is the right time for us to update our strategic growth roadmap to include M&A activity, which is aimed at enhancing our medium-term organic growth.”

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to changes in defense budgets, changes in general economic conditions, impacts of the coronavirus, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: Avi Israel (CFO) Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 212 378 8040 ehud@gkir.com